Filed by PDC Energy, Inc.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: PDC Energy, Inc.

(Commission File No.: 001- 37419)

On July 20, 2023, PDC Energy, Inc. (“PDC”) provided the following communication relating to its pending merger transaction with Chevron Corporation (“Chevron”) to its employees.

PDCE/Chevron Transaction

Employee Frequently Asked Questions

This Frequently Asked Questions document includes new questions and answers, as well as updates to questions previously answered in the June 5, 2023, document. Please continue to send your questions or comments to FAQ@pdce.com.

IMPORTANT: The information provided below is for pre-closing ONLY. Until the transaction closes, PDC Energy and Chevron will continue to operate as separate companies.

General Information

People Matters

Severance

Pay and Compensation

Benefits

Total Rewards

Long-term Equity

Facilities

Information

GENERAL INFORMATION

Q:	When can we expect the transaction to legally close?

A:	We remain on track for a legal close in early August. The PDC shareholder meeting to vote on the transaction is confirmed for August 4, 2023. Should approval be granted, then, subject to customary closing conditions, we are scheduled to close on Monday, August 7, 2023.

Q:	What work is underway to thoughtfully plan how we bring our companies together?

A:	Shortly after the acquisition was announced, Integration Planning Teams made up of representatives from PDC Energy and Chevron were formed to begin determining how to best integrate the people, assets, and culture of PDC Energy into Chevron after legal closing. Until closing is completed, the Planning Teams are subject to legal restrictions on the information that can be shared between the companies. Once legal close happens, we will be able to share complete information across both companies to fully inform our integration planning and the decisions that need to be made as part of this process. We will share additional updates about integration planning and related activities once more information becomes available.

Q:	Is there anything that I should be doing now to prepare for integration?

A:	Maintaining business continuity and safe operations is and will remain our top priority, and it is critical that you stay focused on prioritizing safety as you execute day-to-day responsibilities. You should proceed with business as usual as we work toward legal close and thereafter.

Q:	What should I do if a Chevron employee contacts me with questions or requests for information?

A:	As a general rule, you should direct any communication with Chevron through Ryan Kowalski, PDC Energy Integration Lead, at ryan.kowalski@pdce.com.

For PDC Energy employees who are participating on an Integration Planning Team, please work with your applicable Chevron contact, but make sure to provide consistent updates about your interactions with the Integration Planning Team.

It is important to remember that until the transaction is complete, PDC Energy and Chevron will continue to operate as separate and independent companies.

Q:	What should I do if I am contacted by the news media?

A:	Consistent with PDC Energy company policy, prior to legal close you should continue to forward any inquiries from the media that you receive to Aaron Vandeford at aaron.vandeford@pdce.com or 303-381-9493. Upon legal close, any media inquiries should be directed to Trudi Boyd at trudi.boyd@chevron.com.

PEOPLE MATTERS

Q:	What will happen to my job at legal close?

A:	PDC Energy will continue to operate under its existing organization structure. Your employment status will not change on August 7, and there are no immediate changes in reporting lines or work locations for most employees. Once finalized and approved, Chevron will communicate the new organizational design moving forward, as well as selection process and timeline. Until you hear otherwise, please continue your job duties to ensure business continuity.

Q:	Will our reporting structure change?

A:	Integration Planning Teams made up of representatives from PDC Energy and from Chevron are currently working to determine how to best integrate our people, assets, and culture. We intend to minimize potential disruption so that we can remain focused on prioritizing safe, reliable day-to-day operations, and most PDC employees will continue to report to the same manager upon legal close.

Q:	Will there be a new organization upon legal close?

A:	PDC Energy will continue to operate under its existing organization structure with no immediate changes in reporting lines for most employees. After legal close, Integration Planning Teams will work together to review organizational design and will share any important updates once the review process has been completed.

Q:	Should we expect layoffs as a result of the acquisition?

A:	As we remain two separate companies, it is too early to determine what future organization design may look like. Upon legal close, Integration Planning Teams will collaborate to review organization design and determine how to integrate our people, assets and culture. Any changes in employment staffing will be subject to local laws and requirements.

SEVERANCE

Q:	If I am not retained as an employee by Chevron, will I be entitled to receive severance or other separation benefits?

A:	As stated in the June 5, 2023, FAQ document, under PDC’s change of control severance plan, full or part-time employees are eligible for change of control severance benefits upon a qualifying termination during the change of control period (i.e., within 24 months following the transaction closing). Note that severance payments under PDC’s change of control severance plan are “double trigger,” meaning first the transaction must close and second there must be a qualifying termination. A qualifying termination means either an (1) employee is terminated without cause (as defined in the change of control severance plan), or (2) employee resigns for good reason (which is generally defined in the change in control severance plan to include, without the applicable employee’s prior written consent, (i) an employee experiences a material diminution in his or her aggregate base salary (based on the highest annual base salary in effect during the two years of employment immediately preceding the date of the qualifying termination) and target annual bonus opportunity, or (ii) an employee experiences a change in the geographic location at which the employee must perform his or her services of greater than 50 miles from the geographic location at which employee was performing services (i.e., Denver, Evans, Midland or Pecos office locations)). We will treat any impacted employees fairly and with respect.

Q:	What are our change of control severance benefits upon a qualifying termination?

A:	As previously stated in the June 5, 2023, FAQ document, for an employee who experiences a qualifying termination then he or she will be eligible for the following severance benefits, subject to the execution and non-revocation of a general release of claims in favor of PDC and its affiliates:

•	12 months of base salary (based on the highest annual base salary in effect during the two years of employment immediately preceding the date of the qualifying termination) and 100% target bonus for the year in which the qualifying termination occurs.

•	For an employee who timely elects COBRA, for 12 months following termination, the employee will be entitled to a portion of the premiums for the coverage elected by the employee so that the employee’s share of the medical insurance premium will be the same as a similarly situated active employee. After 12 months, employees would be responsible for the full premium if they choose to stay on the COBRA program.

•	Before electing COBRA coverage, please note that electing to stop paying for COBRA coverage is not a qualifying event to go onto another plan (i.e., a spouse’s plan). A qualifying event while on COBRA coverage would be eligibility on a new plan with a different employer, or open enrollment on a spouse’s plan. All qualifying event changes need to be requested within 30 days of the event.

PAY AND COMPENSATION MATTERS

Q:	Will there be any change to my compensation?

A:	Chevron has committed to maintaining PDC Energy’s current base salary or hourly rate, as well as PDC Energy’s existing short-term incentive compensation opportunity, for each continuing PDC employee for one year from the date of legal close. Additionally, under PDC’s change of control severance plan, PDC employees are eligible for change of control severance benefits upon a qualifying termination during the change of control period, which is 24 months following the transaction closing. One aspect of a qualifying termination includes no material diminution in an employee’s aggregate base and target annual bonus opportunity during such 24-month period post-closing.

Q:	Will I be eligible for a 2023 short-term incentive bonus?

A:	PDC Energy’s 2023 short-term incentive bonuses will be paid to eligible employees as of closing. The bonus will be pro-rated based on the portion of the year that has elapsed prior to the closing date.

The bonus will be calculated based on actual performance, meaning we need to remain focused on our corporate metrics to continue with the exceptional performance we have historically experienced. However no formal IPP process will be associated with the bonus determination and payout.

Q:	Will there be any changes to our pay schedule or payroll system?

A:	You will continue to receive your paycheck following our current pay schedule through our existing payroll system (ADP), including all tax and benefit deductions, until further notice.

BENEFITS MATTERS

Q:	What is going to happen to my health benefits?

A:	It is intended that your current PDC Energy benefit plans will continue until you become eligible to participate in Chevron U.S.-payroll benefit plans, foreseeably sometime after December 31, 2023. As such, the balance of your deductible and your coverage will remain the same through December 31, 2023.

Q:	What happens to my flexible spending account?

A:	Upon legal close, your flexible spending account will remain in place through at least year-end 2023.

Q:	I am on the high deductible health plan and have contributions from my paycheck and from PDC going into my health savings account. What happens to that post-closing and post-employment?

A:	Health saving account funds are yours to manage and will remain in Fidelity until you choose to move them.

Q:	Will I still receive my monthly wellness reimbursement benefit through year-end 2023?

A:	Yes, as long as you properly submit your wellness reimbursement receipts through Rocky Mountain Reserve, you will be reimbursed through year-end 2023.

Q:	Does the acquisition change my short-term disability or FMLA benefits?

A:	Your current PDC Energy benefit plans will continue without interruption until you become eligible to participate in Chevron U.S.-payroll benefit plans, although we expect to retain PDC’s benefits through at least December 31, 2023.

Q:	Will Chevron recognize PDC Energy years of employee service?

A:	Yes, your PDC Energy service will generally count toward your Chevron service. As part of the HR onboarding experience, you’ll learn more about how service is applied to some of your Chevron benefits.

TOTAL REWARDS MATTERS

Q:	What will happen to PDC Energy’s 401(k) plan?

A:	PDC and Chevron intend that your current PDC Energy benefits will continue until you become eligible to participate in Chevron U.S.-payroll benefit plans, and you should continue to use your existing resources and contacts to manage your current benefits. We expect to maintain PDC’s 401(k) plan benefits through at least December 31, 2023. Employer matching contributions will continue through year-end 2023. Additionally, a 3% profit sharing contribution will be contributed to the plan within 5 days prior to closing, prorated to reflect the portion of the year elapsed prior to closing for those who meet eligibility criteria outlined in the PDC plan. When switching to Chevron benefit plans, information will be provided to you in advance of your transition as part of your HR onboarding.

Q:	Can I still use my professional development stipend?

A:	Yes, we always recommend developing your professional skills. However, all professional development stipends must be approved and paid for prior to the closing date.

Q:	Can I still apply for tuition reimbursement?

A:	Yes. It is important to remember this benefit is a reimbursement, which means funds are issued upon successful completion of the approved courses. If you have questions about future eligibility, we encourage you to consult with HR; please note that all tuition reimbursement requests must be approved prior to the legal close.

Q:	Will my work schedule change after the close of the transaction?

A:	You should continue to follow your current work schedule as it remains unchanged. Should any changes to work schedules be necessary at your location, you will receive more detailed information about next steps and timing in advance of any change.

LONG-TERM EQUITY MATTERS

Q:	What will happen to my shares of PDC stock in the transaction?

A:	Once the transaction closes, your shares of PDC stock will convert into shares of Chevron stock based on an exchange ratio of .4638 Chevron shares to PDC Energy shares. This means that for each PDC share you hold, you will be entitled to receive .4638 Chevron shares, with a cash payment made in lieu of any fractional shares.

For example, if you own 100 vested shares of PDC stock, upon the closing of the transaction you will receive 46 shares of Chevron stock, plus a fractional share payment in cash. Note that with respect to PDC stock you hold in E*Trade, following the legal close, statements will be distributed into your E*Trade account; however, you will not be able to access your E*Trade account for a few days around the legal close date to allow for the conversion.

Q:	What will happen to my RSUs in the transaction?

A:	Once the transaction closes, each outstanding PDC Restricted Stock Unit (RSU) award will be converted into an equivalent Chevron RSU award based on the merger exchange ratio (.4638), which is the number of shares Chevron will issue for each individual share of PDC. The accumulated dividend equivalent balance on the PDC RSU award at closing will transfer over to the Chevron RSU award and be paid if required by and in accordance with the terms and conditions applicable to the PDC RSU award immediately prior to closing.

Note that with respect to your PDC RSU awards that you hold in E*Trade, following the legal close, statements will be distributed into your E*Trade account; however, you will not be able to access your E*Trade account for a few days around the legal close date to allow for the conversion.

Q:	What are the terms of the new Chevron RSUs?

A:	Your PDC RSU awards that are converted to Chevron RSU awards will have the same terms and conditions as were applicable to the PDC RSU awards immediately prior to closing, including vesting schedule. In accordance with the current terms of each PDC RSU award agreement, the corresponding Chevron RSU awards will be eligible to vest upon (1) the regularly scheduled vesting date, (2) your earlier termination without cause or (3) your earlier resignation for good reason (as the terms “cause” and “good reason” are described in the PDC change of control severance plan).

Q:	Is there anything I must do prior to conversion for my unvested RSUs?

A:	It will be IMPORTANT to confirm all grants in E*Trade have been “accepted” – please log into your E*Trade account and accept all your awards prior to closing.

FACILITIES

Q:	What will happen to PDC Energy’s corporate HQ and locations?

A:	Integration Planning Teams from both PDC Energy and Chevron are working together to plan how to best integrate PDC Energy into Chevron. Until the transaction closes, PDC Energy and Chevron will continue to operate as separate companies as they do today and maintain their current offices.

INFORMATION

Q:	How can I obtain more information?

A:	We understand you may have additional questions leading to the close of the transaction and what it means for you. Please email FAQ@pdce.com if you have additional questions.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. The Form S-4 was declared effective on July 7, 2023, and the definitive proxy statement/prospectus was mailed to stockholders of PDC on the same date. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or PDC may file with the SEC and send to PDC’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND PDC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Chevron or PDC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron are available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by PDC are available free of charge on PDC’s website at http://www.pdce.com/investors-overview.

Chevron and PDC and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of PDC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and PDC, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding Chevron’s and PDC’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and PDC’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite PDC stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or PDC’s respective businesses; the effect of the potential transaction on the parties’ stock prices; the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include those described in the “Risk Factors” section of PDC’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on PDC’s website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in the “Risk Factors” section of Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov. Those disclosures are incorporated by reference in this communication. Other unpredictable or unknown factors not discussed or incorporated by reference in this communication could also have material adverse effects on forward-looking statements. Neither PDC nor Chevron assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date hereof.